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SEC FILE NUMBER: 000-27723
CUSIP NUMBER: 835470105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☑ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2004
☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: __________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SonicWALL, Inc.

Full Name of Registrant

Former Name if Applicable

1143 Borregas Avenue

Address of Principal Executive Office (Street and Number)

Sunnyvale, California 94089

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.) ☑

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     SonicWALL, Inc. (the “Company”) has devoted significant resources through March 16, 2005 to (i) complete the preparation of its consolidated financial statements for the year ended December 31, 2004 and (ii) complete work on management’s assessment of internal control over financial reporting, which is required for the first time, in connection with the Company’s Annual Report on Form 10-K for the year ended December 31, 2004, under §404 of the Sarbanes-Oxley Act of 2002. Because of the substantial amount of time and effort required to complete its preparation of its 2004 consolidated financial statements and evaluation of internal control over financial reporting, the Company is unable to file its Form 10-K with the Commission by the prescribed filing date of March 16, 2005 without unreasonable effort or expense.

     While the Company’s assessment of its internal control over financial reporting as of December 31, 2004 has not yet been completed, in this process, the Company identified a material weakness in internal control over financial reporting related to the lack of a sufficient complement of personnel with a level of financial reporting expertise that is commensurate with the Company’s financial reporting requirements. As a result of this material weakness, as of December 31, 2004, management has concluded that the Company’s internal control over financial reporting was not effective. In addition, the Company expects its independent registered public accounting firm to issue an adverse opinion on the effectiveness of its internal control over financial reporting as of December 31, 2004. The aforementioned material weakness was previously disclosed in the Company’s Form 10-Q for the quarter ended September 30, 2004 and it will also be disclosed in the Company’s Form 10-K for 2004. As the Company continues its assessment of its internal control over financial reporting, additional control deficiencies in its internal control over financial reporting may be identified.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Frederick M. Gonzalez	408	752-7806

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐   No ☑   Yes

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑   No ☐   Yes

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     We have no reason to believe that there will be any significant change in results of operations.

SonicWall, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 17, 2005	By:	/s/	Robert B. Knauff

			Name:	Robert B. Knauff
			Title:	Vice President, Finance, Corporate Controller and Chief Accounting Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).